

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2018

John J. Stephens
Senior Executive Vice President and Chief Financial Officer
AT&T Inc.
208 S. Akard St.
Dallas, TX 75202

  Re: AT&T Inc.
    Form 10-K for the Year Ended December 31, 2017
    Form 10-Q for the Period Ended June 30, 2018
    File No. 001-08610

Dear Mr. Stephens:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Telecommunications